UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Concurrent Computer Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

206710402

(CUSIP Number)

Karen Singer

212 Vacarro Drive

Cresskill, NJ 07626

(201) 750-0415

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 206710402

1	NAME OF REPORTING PERSONS KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 137,100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 137,100
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP 206710402

1	NAME OF REPORTING PERSONS Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,089
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 123,089
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A8

This constitutes Amendment No. 8 to the statement on Schedule 13D (the “Amendment No. 8”) filed on behalf of Karen Singer (“Singer”), as trustee of Singer Children’s Management Trust (the “Trust”), and Lloyd I. Miller, III (“Miller”), dated and filed May 25, 2012 (the “Statement”), relating to the common stock, $0.01 par value (the “Common Stock”), of Concurrent Computer Corporation (the “Issuer”). Each of Singer and Miller is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”. The address of the principal executive offices of the Issuer is 4375 River Green Parkway, Suite 100, Duluth, GA 30096. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Singer may be deemed to beneficially own 137,100 shares through the Trust, as follows:

Singer is the trustee of the Trust, which was created pursuant to the Trust Agreement, dated May 29, 1998. All of the shares held by the Trust were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of the shares was approximately $482,592.00.

Miller may be deemed to beneficially own 123,089 shares through the following entity:

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to a partnership agreement for Milfam II L.P., dated December 11, 1996. All of the shares Miller is deemed to beneficially own as the managing member of the general partner of Milfam II were purchased with funds contributed to Milfam II by its partners or funds generated and held by Milfam II. The aggregate purchase price for the shares purchased by Milfam II was approximately $445,773.00.

The aggregate purchase prices set forth in this Item 3 may include brokerage commissions and/or certain cost basis adjustments.

Item 4 of the Statement is hereby amended by adding the following at the end thereof:

This Amendment No. 8 is being filed to report that since the filing of the Amendment No. 7, dated August 29, 2013, a material change occurred in the percentage of shares of Common Stock beneficially owned by the Reporting Persons. In addition, the Reporting Persons are no longer members of a Section 13(d) group and the Section 13(d) group has disbanded. As a result of the material change and the disbanding of the Section 13(d) group, neither of the Reporting Persons beneficially owns five percent (5%) or more of the shares of Common Stock. This Amendment No. 8 is the final amendment to the Statement and constitutes an exit filing.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Singer, as trustee of the Trust, may be deemed to beneficially own 137,100 shares of the Issuer, comprising approximately 1.5% of the outstanding shares of Common Stock, based on 9,262,238 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on January 28, 2014.

Miller may be deemed to beneficially own 123,089 shares, comprising approximately 1.3% of the outstanding shares of Common Stock, based on 9,262,238 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on January 28, 2014.

(b) Singer has sole dispositive and voting power over the shares owned by the Trust as reported on this Schedule 13D.

Miller has sole dispositive and voting power for the shares owned by Milfam II as reported on this Schedule 13D.

(c) The following table details the transactions effected by the Reporting Persons in the past 60 days.

Singer Children’s Management Trust

Date of Transaction	Number of Shares Sold	Price Per Share
January 27, 2014	2,100	$8.50
January 29, 2014	18,900	$8.50
January 30, 2014	38,800	$8.4557
January 31, 2014	42,277	$8.4619
February 3, 2014	7,600	$8.5541
February 4, 2014	20,000	$8.48
February 4, 2014	15,000	$8.48
February 5, 2014	4,300	$8.4882
February 6, 2014	1,000	$8.48
February 7, 2014	25,000	$8.5021

Lloyd I. Miller, III - Trust A-4

Date of Transaction	Number of Shares Sold	Price Per Share
January 27, 2014	2,100	$8.50
January 29, 2014	19,000	$8.50
January 30, 2014	38,900	$8.4557
February 3, 2014	10,400	$8.40
February 4, 2014	24,930	$8.4506

Lloyd I. Miller, III - Milfam II

Date of Transaction	Number of Shares Sold	Price Per Share
February 4, 2014	14,770	$8.4506

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 10, 2014

KAREN SINGER

By:    s/ Karen Singer

Lloyd I. Miller, III

By:   s/ Lloyd I. Miller, III